UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

FIFTH SEASON INTERNATIONAL, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.00001 PER SHARE
(Title of Class of Securities)

31679Q107
(CUSIP Number)

Lianmo Wu
13FL, Yuan Yue Science Building
3730 Nan Huan Lu, Pu Yan Jie Dao
Bing Jiang District, Hangzhou
People’s Republic of China
(86) 571 2828 9898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

LIANMO WU
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)				[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER	87,200,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	87,200,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,200,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES				[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14.	TYPE OF REPORTING PERSON

IN

Page 2 of 5 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.00001 per share (the “Common Stock”) of Fifth Season International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at C-22, Shimao Plaza, 9 Fuhong Lu, Futian District, Shenzhen 518033, People’s Republic of China.

Item 2. Identity and Background.

(a)          The person filing this Statement is Mr. Lianmo Wu, a natural person (the “Reporting Person”).

(b)          The business address of the Reporting Person is 13FL, Yuan Yue Science Building, 3730 Nan Huan Lu, Pu Yan Jie Dao, Bing Jiang District, Hangzhou, People’s Republic of China.

(c)          The principal occupation of the Reporting Person is the Chairman and President of the Issuer.

(d)-(e)    During the last five years, Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On November 2, 2011, the Reporting Person received 87,200,000 shares of the Issuer’s Common Stock from his spouse, Ms. Chushing Cheung.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Person has made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)          For purposes of Rule 13d-3 promulgated under the Act, the Reporting Person beneficially owns and controls 87,200,000 shares of the Issuer’s Common Stock, representing 21.8% of the outstanding shares of the Issuer’s Common Stock (based on 399,999,847 shares of Common Stock outstanding as of November 18, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2011).

(b)          The Reporting Person has sole voting and dispositive power over the 87,200,000 shares of the Issuer’s Common Stock that are directly and beneficially owned by him. The Reporting Person does not own any other securities of the Issuer.

(c)          Other than the transactions described in Item 3 above, the Reporting Person has not been involved in any transactions involving the securities of the Issuer in the last 60 days.

Page 3 of 5 Pages

(d)          Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2012

/s/ Lianmo Wu
Lianmo Wu

Page 5 of 5 Pages